October 2, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Diamondback Energy, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed August 20, 2012

File No. 333-179502

Ladies and Gentlemen:

Set forth below are the responses of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 10, 2012 with respect to the Amendment No. 4 to Registration Statement on Form S-1 filed with the Commission on August 20, 2012 (the “Amended Registration Statement”). Enclosed is a copy of Amendment No. 5 to the Amended Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from the Amended Registration Statement.

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

United States Securities and Exchange Commission

October 2, 2012

Amendment No. 4 to Registration Statement on Form S-1

Business, page 88

Operations, page 102

Marketing and Customers, page 102

1.	We note you disclose that you “have agreed to pay Shell Trading certain deficiency payments” if you fail to deliver the required quantities of oil under the agreement. Please expand your disclosure to include the material terms of such deficiency payments.

Response: In response to the Staff’s comment, the Company expanded the description of its agreement with Shell Trading on page 105 of the Amendment to include the material terms of the deficiency payments contemplated by such agreement. The Company also respectfully notes that it previously filed as Exhibit 10.26 to the Amended Registration Statement a full copy of its agreement with Shell Trading containing, among other terms, a detailed description of the deficiency payments.

Description of Capital Stock, page 138

2.	We note that your proposed amended and restated certificate of incorporation includes a choice of forum provision. Please briefly describe such provision in your prospectus.

Response: In response to the Staff’s comment, the Company included a description of the choice of forum provision contemplated by the Company’s proposed amended and restated certificate of incorporation on page 144 of the Amendment.

3.	Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your certificate of incorporation, it is possible that a court could rule that the provision is inapplicable or unenforceable.

Response: In response to the Staff’s comment, the Company disclosed on page 144 of the Amendment that although its certificate of incorporation includes a choice of forum provision, it is possible that a court of law could rule that this provision is inapplicable or unenforceable if it is challenged in any proceeding or otherwise.

Exhibits

4.	Please re-file Exhibit 10.33 with all schedules. In that regard, we note that you have not filed the schedules referenced in the agreement.

Response: In response to the Staff’s comment, the Company re-filed Exhibit 10.33 with the Amendment to include all schedules.

United States Securities and Exchange Commission

October 2, 2012

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Teresa L. Dick

Teresa L. Dick
Chief Financial Officer and
Executive Vice President

cc:	Seth R. Molay, P.C.